Exhibit 99.2

NORBORD INC.

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

FRIDAY, APRIL 29, 2016

The Annual Meeting of Shareholders of Norbord Inc. was held in Toronto, Ontario, Canada on Friday, April 29, 2016 at 10:00 a.m. at the Albany Club, 91 King Street East, Toronto, Ontario. At this meeting there were 254 shareholders represented in person or by proxy holding 70,752,151 common shares and representing 82.81% of the Corporation’s 85,443,901 issued and outstanding common shares as of the record date of March 2, 2016.

The following is a summary of the votes cast by the common shareholders:

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors at the Annual Meeting were acclaimed. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the election of directors were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	60,823,320	86.51	9,480,673	13.49
Pierre Dupuis	65,107,421	92.61	5,196,572	7.39
Paul E. Gagné	70,008,235	99.58	295,758	0.42
J. Peter Gordon	61,193,886	87.04	9,110,107	12.96
Paul A. Houston	70,010,940	99.58	293,053	0.42
J. Barrie Shineton	61,549,332	87.55	8,754,661	12.45
Denis A. Turcotte	69,999,910	99.57	304,083	0.43
Peter C. Wijnbergen	61,923,887	88.08	8,380,106	11.92

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered accountants, as Norbord Inc.’s auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was adopted on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the appointment of the auditors were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	70,712,101	99.96
Votes Withheld	30,158	0.04

Total Votes Cast	70,742,259	100.00

Advisory Vote on Executive Compensation

The resolution to approve the adoption of an annual non-binding advisory vote by shareholders on executive compensation was adopted on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the approval of the Say on Pay Advisory Vote were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	69,090,812	98.27
Votes Against	1,213,181	1.73

Total Votes Cast	70,303,993	100.00

Dated: April 29, 2016	(signed) E. G. Toomey
Elaine G. Toomey
Assistant Corporate Secretary

2016 VOTING RESULTS